July 12, 2012

VIA EDGAR AND OVERNIGHT MAIL

John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eurasian Minerals Inc. (File No. 333-180092)
Amendment No. 3 to Registration Statement on Form F-4, filed June 28, 2012

Dear Mr. Reynolds:

     On behalf of Eurasian Minerals Inc. (“Eurasian”), set forth below are responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated July 6, 2012 with respect to the above-referenced registration statement on Form F-4 (as so amended, the “Registration Statement”).

     For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. Generally, the information contained herein with respect to Eurasian has been furnished by Eurasian and the information contained herein with respect to Bullion Monarch Mining, Inc. (“Bullion”) has been furnished by Bullion. Unless otherwise indicated, all page references in the responses set forth below are to pages of the Registration Statement.

Material United States Federal Income Tax Consequences…, page 48

1. We note your response to comment two in our letter dated June 25, 2012 and the related revisions on page 49.

  It is unclear what the tax opinion is, partly due to the parenthetical phrase “and if the merger satisfies the qualifications set forth in the foregoing paragraph…” The opinion following this phrase is unclear partly because the phrase assumes away the relevant tax issue. Please revise to clearly indicate the opinion of counsel. For example, if counsel opines that the merger will qualify as a reorganization under Section 368(a) of the Code, please ensure that the opinion clearly states so. See Section III.C.1 of Staff Legal Bulletin 19.

  It is unclear if counsel is providing a long or short form opinion. Please revise or advise. If short form, the disclosure beginning on page 48 and exhibit 8 must identify counsel and state that the disclosure in the tax section constitutes the opinion of counsel. Currently the disclosure does not identify counsel, and the exhibits merely “confirm that the statements … describe” the material U.S. federal tax consequences. See Section III.B of SLB 19.

Mr. John Reynolds, p. 2
July 12, 2012

  We note the second to last paragraph on page 49 and the paragraph on page 50 beginning “If the merger does not qualify as a reorganization…” These statements suggest that the opinion is subject to uncertainty. Please revise to identify and further address any such uncertainty. For example, you should explain why counsel cannot give a “will” opinion, describe the degree of uncertainty in the opinion and provide appropriate disclosure setting forth the risks of uncertain tax treatment to investors. See Section III.C.4 of SLB 19.
  Please revise accordingly.

Counsel are using the short-form opinion. In response to the Staff’s comment, the disclosure in the Registration Statement will be revised to identify the tax counsel and, with respect to the U.S. tax counsel, their opinion as to the status of the merger as a reorganization pursuant to Section 368(a) of the Internal Revenue Code, and the tax opinions filed as Exhibits 8.1, 8.2 and 8.3 will be revised to state that the disclosure in the tax section constitutes the opinion of counsel. Such revised opinions will be refiled as exhibits to the Registration Statement.

As discussed with the Staff, the U.S. federal income tax consequences are subject to uncertainty, and U.S. tax counsel is unable to provide a “will” opinion. The qualifications to the opinion are clearly described in the section “Material United Stated Federal Income Tax Consequences.” For example, if the value of the Eurasian shares to be issued in the merger does not satisfy the Minimum Stock Consideration Requirement (as defined therein), the merger will not qualify as a Section 368(a) reorganization.

Unaudited Pro Forma Condensed Combined Financial Statements, page 139
Notes to the Pro Forma Consolidated Financial Statements, page 143
2. Acquisition of Bullion Monarch Mining, Inc., page 144

2. We note that you use the June 1, 2012 closing price of Eurasian’s common shares for purposes of determining the total purchase price. In the next amendment to your Form F-4, please confirm that you will update the price per share used to calculate the estimated value of Eurasian’s common stock deemed to be issued to the most recent practicable date.

In response to the Staff’s comment, Eurasian will update such price per share to the most recent practicable date.

3. We note in your response to comment eight of our letter dated June 25, 2012 that Eurasian’s management has determined that the book value of EnShale’s long-term assets approximates their fair value. Please advise us of the following:

  Specifically identify for us the actual valuation technique(s) (e.g. market, income or cost approach) that you used to measure the fair value of EnShale’s long-term assets. To the extent that you used a combination of these valuation techniques, tell us how you evaluated and weighted the results from those techniques, as appropriate, considering the reasonableness of the range indicated by the results. Refer to ASC 820-10-35-24.

  Further explain to us how you considered the current operations of EnShale, as discussed on pages 109-111 of the Form F-4/A3, in your determination of the fair value of EnShale’s long-term assets and the related non-controlling interest.

Mr. John Reynolds, p. 3
July 12, 2012

Revise pro forma Note 3 to discuss the significant assumptions made with respect to the fair value of EnShale, including the basis for your conclusion that the carrying value of EnShale’s long-term assets and the related non-controlling interest represent the fair value as of the acquisition date.

In its considerations of the acquisition of Bullion, Eurasian assessed the EnShale project to be a very minor asset compared to the existing royalty business of Bullion. The reasons for this include the early stage of the business and the uncertainty regarding its commercial viability and potential profitability. While basic construction of the EnShale pilot plant is complete, there are still refinements to the plant that will be needed to optimize performance and the plant is not yet ready for its intended use. Eurasian did not engage an external valuator to calculate the fair value of EnShale mainly due to its original assessment that the EnShale plant was a minor asset needing further capital input, and Eurasian’s uncertainty at this time whether additional capital will be invested. Therefore, Eurasian looked to the cost of the plant in considering its fair value. In the course of assessing the fair value being equal to book value, the senior members of the finance team analyzed all book entries that comprise the book value, which is still in the work in progress (“WIP”) phase. Because the plant is still in the WIP phase, Eurasian ascertained that there was no reasonable basis to value the plant below book value. The Eurasian finance team also traveled to the plant and physically inspected it in order to assess that the plant and WIP files appeared reasonable, which in Eurasian management’s opinion, they do.

In response to the Staff’s comment, Eurasian will revise note 3 to the pro forma financial statements to discuss the matters above in valuing EnShale’s long-term assets.

3. Pro Forma Assumptions and Adjustments, page 145

4. We note in your response dated July 2, 2012 that in the 2012 calendar year, Bullion has experienced a decrease in royalty revenues primarily as a result of decreased production by Newmont in Bullion’s area of interest in the Carlin Trend; and that through May 31, 2012, royalty revenues were approximately $1,346,232, representing an approximate 49 percent decrease from the same five-month period in 2011. We further note that Bullion can provide no assurances as to the anticipated levels of production or royalty revenues relating to the Carlin Trend Royalty for the remainder of the calendar year or in future periods; and that as a result of the decreased royalty payments, Bullion has taken steps to reduce its expenses, including compensation, by approximately $70,000 per month. In light of the significant reduction in royalty revenues through May 31, 2012 and the steps Bullion has taken to reduce expenses to offset the decrease in royalty revenues, please advise us of the following:

  To the extent know, tell us the reason(s) for the production decrease in Bullion’s area of interest in the Carlin Trend and whether the decrease is expected to be temporary or continue for an extended period of time.

  Tell us why Bullion’s annual royalty revenues are only based on its share of the historical average production volume up to December 2011, and tell us whether there would be a significant reduction in the fair value of the Carlin Trend royalty property if you also included the average production volume through May 2012.

  Explain to us in sufficient detail why you continue to believe that Bullion’s estimated gross and net annual revenues over the 12 year expected life will be $5.83 million and $3.79 million, respectively, including your consideration of the reason(s) for and the expected duration of the production decrease in calendar year 2012 to-date.

Mr. John Reynolds, p. 4
July 12, 2012

To the extent you continue to believe that changes to the amount of Bullion’s estimated gross and net annual revenues are not required, revise Note 3(c) to discuss the basis for your conclusion in light of the significant reduction in production and royalty revenues in calendar year 2012 to-date.

Eurasian does not know the reason for the production decrease in Bullion’s area of interest, other than some of Newmont’s production from the Leeville mine complex is apparently coming from areas that are not within the royalty boundary. Although Eurasian’s management believes that the long-term prospects for gold production from Bullion’s royalty area are favorable, it is not known whether the recent decrease is temporary or will continue for an extended period of time. Neither Eurasian nor Bullion are privy to information relating to Newmont’s future extraction plans for Bullion’s royalty area of interest.

Bullion’s annual royalty revenues are based on its share of the historical average production volume up to December 31, 2011 to coincide with the pro formas being as of December 31, 2011. However, Eurasian has now assessed that reasonable time has transpired from that date to include the average production volume through May 31, 2012. The reduction in fair value of the Carlin Trend royalty property is approximately 12 percent ($32,203,849 reduced to $28,068,012, or a decrease of $4,135,837).

As noted above, Eurasian has now included the average production volume through May 31, 2012, and, as such, the annual gross revenue is now $4.78 million, and annual net royalty revenue is $3.11 million, down from $5.83 and $3.79 million, respectively. As Eurasian does not know whether the decrease in production is temporary or not, there has been no further adjustment, other than updating the calculation to include production up to May 31, 2012. The pro forma financial statements will be updated accordingly.

Bullion Monarch Mining, Inc. and Subsidiaries
Notes to Consolidated Financial Statements, page F-79
Note 2. Acquisition of Dourave Canada, page F-84

5. We note in your response dated July 2, 2012 that your valuation of the 5 million shares using the Black Scholes Option Pricing Model considers both the regulatory restrictions and the contractual restrictions on the shares. Based on your response, it is still unclear to us why the contractual restrictions on the shares would be an attribute of the securities which would transfer to market participants. Refer to ASC 820-10-55-52. Please explain to us in sufficient detail the basis for your conclusion that the contractual restrictions are specific to the securities, or revise to exclude the effects of these restrictions from your valuation.

Bullion believes that the contractual restrictions applicable to the shares issued in the acquisition of Dourave Mining and Exploration Inc. (“Dourave Canada”) are attributes of the securities (i.e., legally attached to, and part of, the securities). ASC 820-10-55-52 states the adjustment would reflect the amount market participants would demand because of the risk relating to the inability to access a public market for the instrument for the specified period. The certificates relating to the shares issued in the acquisition contain the following legend:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER PURSUANT SECTION 2.2 OF A STOCK PURCHASE AGREEMENT BY AND BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THIS CERTIFICATE, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE ISSUER, AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN VIOLATION OF SUCH RESTRICTION.

Mr. John Reynolds, p. 5
July 12, 2012

Accordingly, Bullion believes that such restrictions would be considered by market participants in the valuation of the Bullion shares issued in the Dourave Canada acquisition and should be considered when determining fair value of such shares.

6. We note in your response dated July 2, 2012 that the estimated volatility of 114.09% was determined using Bullion’s daily stock price history for the 438 trading days between July 9, 2009 and April 1, 2011, or over approximately 631 total days.

Please tell us why you estimated volatility only using trading days instead of the 438 total days that comprise the holding period of approximately 1.21 years.

Bullion used 631 total days between July 9, 2009 and April 1, 2011 in an effort to be as conservative as possible. Bullion management recalculated the volatility using 438 total days between January 15, 2010 and April 1, 2011, or a total of 305 trading days, resulting in a volatility of 119 percent over this time period. The difference in volatility is insignificant and would only increase the discount. As discussed in the phone conversation between Bullion and the Staff on July 10, 2012, Bullion reviewed the impact on volatility of removing the two outlier days within the date ranges above. Removing the two outlier days changes the volatility to 110 percent, which would cause a small increase the share price and a small decrease in the warrant price.

7. We note in your response dated July 2, 2012 that when valuing the stock issued in Bullion’s acquisition of Dourave Canada using the Black Scholes Option Pricing Model, you estimated volatility to be 114.09% . We further note in your response to comment 85 of our letter dated April 10, 2012 that you assumed volatility of 30% for purposes of valuing the 2,500,000 warrants issued in the acquisition. Please explain to us the reason(s) for the significant difference in volatility used by Bullion to value the shares (114.09%) and warrants (30%), or revise the value of the warrants as necessary. To the extent that you believe a revision is not necessary, explain to us the basis for your conclusion in sufficient detail.

Bullion used 30 percent volatility in its original warrant calculation as an industry average due to the fact that Bullion was using a completely different valuation model to calculate a discount due to lack of marketability, etc. Bullion management agrees that using a Black-Scholes Option Pricing Model (“BSOPM”) would require that the volatility input be changed to 114 percent. Bullion management also recognizes that the vesting period was not included in the original valuation model but would have to be used to maintain consistency and accuracy in valuing the warrants. Applying a similar vesting schedule to the warrants as was applied to the shares, which is attached as a legend to the warrants, Bullion has calculated the warrant term to be one year.

Using the BSOPM, Bullion is able to estimate the value of the warrants. The inputs for the BSOPM include:

  Put Option Strike Price: equal to the contractual price of $1.20

  Price of the Reference Stock: equal to the fair value price of the common stock at the closing of the acquisition, or $0.58

  Risk Free Rate of Return: equal to the 2 Year U.S. Treasury yield as of the valuation date, or 0.73 percent

  Remaining Time to Expiration of the Put Option: equal to the warrant expiration less the average vesting period of the simple options, or 1 year (250 trading days).

  Volatility of the Reference Stock: Bullion management estimated volatility (σ) to be 114.09 percent.

Mr. John Reynolds, p. 6
July 12, 2012

The value of the warrants comes to $0.094 using the BSOPM and applying the above assumptions. The difference in the value of the warrants using BSOPM compared with Bullion’s original method amounts to a difference of approximately $35,000, which Bullion believes to be immaterial in light of the total value of the shares. Bullion therefore believes no change in its disclosure is necessary.

8. Please supplementally tell us the estimated per share value and total value using the Black Scholes Option Price Model if the holding period was only limited to the six months for all holders of Rule 144 or Regulation S restricted securities.

Although Bullion believes that its response to Staff comment number 5 above makes a six-month holding period a moot point as the restrictions are clearly a characteristic of the securities, Bullion has provided a calculation utilizing the BSOPM as if the holding period was limited to the six months. This analysis would result in a value of $0.89 per share and a total value of $4,450,000.

Further strengthening Bullion’s valuation is the fact that, in re-checking the BSOPM calculations performed in connection with the prior response letter submitted to the Staff, Bullion realized that the correct per share price utilizing the BSOPM should have been $0.58 instead of $0.65. Management inadvertently changed a formula in its spreadsheet that caused the calculation error in the BSOPM. Correcting this error and using the correct volatility in the warrant valuation reflected in the response to Staff comment number 7 above, results in what Bullion believes to be an immaterial difference from the original valuation performed in connection with the Dourave Canada transaction.

In summary, the total differential in the method Bullion presented in its purchase of Dourave Canada on its books and the current BSOPM is less than $50,000, which Bullion believes is immaterial.

[Remainder of page intentionally left blank.]

Mr. John Reynolds, p. 7
July 12, 2012

* * * * *

     Eurasian hereby acknowledges that (1) Eurasian is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) Eurasian may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your review of the filing. If you have any questions regarding the Registration Statement or this response letter, please do not hesitate to contact me at (604) 696-3184, or Kimberley R. Anderson of Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,

EURASIAN MINERALS INC.

By:	/s/ Christina Cepeliaukas
Christina Cepeliaukas
Chief Financial Officer

cc:	Kimberley R. Anderson, Esq.
Dorsey & Whitney LLP, U.S. counsel to Eurasian

Andrew McLeod, Esq.
Maninder Malli, Esq.
Blake, Cassels & Graydon LLP, Canadian counsel to Eurasian

Joshua E. Little, Esq.
Durham Jones & Pinegar, P.C., counsel to Bullion